WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 13
                          Supplement Dated May 3, 2006
                      To Prospectus Dated November 1, 2005

         This supplement is part of, and should be read in conjunction with, the prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 13 dated November 1, 2005.

TABLE OF CONTENTS
                                                                            Page
Status of Series 13 Offering...................................................1
Local Limited Partnership Investments..........................................1

STATUS OF SERIES 13 OFFERING

         As of the date hereof, Series 13 has received and accepted subscriptions in the amount of $9,119,000 (9,124 Units). Of the total, $335,000 is currently represented by investor promissory notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

         Series 13 has acquired or identified for acquisition interests in:

o        909 4th YMCA L.P., a Washington limited partnership; and
o        FDI-Country Square, Ltd., a Texas limited partnership; and
o        FDI-Park Place, a Texas limited partnership; and
o        Grove Village L.P., a Texas limited partnership; and
o        Head Circle, L.P., a Mississippi limited partnership; and
o        Pleasant Village L.P., a Texas limited partnership; and
o Wiedemann Park Apartments Limited Partnership, an Oregon limited partnership.

These entities are referred to herein as local limited partnerships.

o        909 4th YMCA L.P. owns 909  4th YMCA in Seattle, Washington; and
o FDI-Country Square, Ltd., owns the Country Square Apartments in Lone Star, Texas; and
o        FDI-Park Place, Ltd owns the Park Place Apartments in Bellville, Texas;
         and
o        Grove Village, L.P. owns Grove Village in Dallas, Texas; and
o        Head Circle, L.P. owns Head Circle in Ruleville, Mississippi; and
o        Pleasant Village, L.P. owns Pleasant Village in Dallas, Texas; and
o Wiedemann Park Apartments Limited Partnership owns Wiedemann Park Apartments in Wilsonville, Oregon.

         WNC & Associates, Inc. believes that Series 13 is reasonably likely to acquire and retain an interest in the local limited partnerships identified herein. However, Series 13 may not do so as a result of one or more factors. For example, a local limited partnership identified herein may fail to satisfy one or more conditions precedent to the investment of Series 13. Series 13 may fail to raise additional capital necessary to complete the purchase of the local limited partnerships. Moreover, the terms of an acquisition may differ from those as described. Accordingly, investors should not rely on the ability of Series 13 to acquire or retain an investment in the local limited partnerships identified herein on the indicated terms in deciding whether to invest in Series 13.


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
         The following tables contain information concerning the local limited partnerships identified herein and their respective properties:

---------------- ------------- ----------- ------------- -------------- --------------- ---------- ------------ ------------
Local            Project       Location    Estimated     Estimated      Number of       Basic      Permanent    Anticipated
Limited          Name and      of          or Actual     Development    Apartment       Monthly    Mortgage     Aggregate
Partnership      Number of     Property    Construction  Cost           Units           Rents      Loan         Tax
                 Buildings                 Completion    (Including                                Principal    Credits
                                           Date          Land Cost)                                Amount       (1)
---------------- ------------- ----------- ------------- -------------- --------------- ---------- ------------ ------------
909 4th          909 4th       Seattle     March 2000    $1,796,904     20 1-BR Units   $620       $1,250,000   $717,380
YMCA L.P.        YMCA          (King                                                               YMCA (4)
(2)                            County),
                 1 building    Washington                                                          $2,500,000
                 (3)                                                                               YMCA (5)

                                                                                                   $510,000
                                                                                                   YMCA (6)
---------------- ------------- ----------- ------------- -------------- --------------- ---------- ------------ ------------
FDI -            Country       Lone Star   January 2007  $1,368,407     24 2-BR Units   $333       $343,000     $811,470
Country          Square        (Morris                                                             USDA RD (7)
Square           Apartments    County),
                               Texas                                                               $385,000
                 6 buildings                                                                       TDHCA -
                 (3)                                                                               HOME (8)
---------------- ------------- ----------- ------------- -------------- --------------- ---------- ------------ ------------
FDI - Park       Park Place    Bellville   January 2007  $2,097,091     8  1-BR Units   $316       $975,608     $1,068,740
Place            Apartments    (Austin                                  32 2-BR Units   $354       USDA (7)
                 4 buildings   County),
                 (3)           Texas                                                               $225,000
                                                                                                   TDHCA -
                                                                                                   HOME (8)
---------------- ------------- ----------- ------------- -------------- --------------- ---------- ------------ ------------
Grove Village    Grove         Dallas      July 2007     $10,465,435    24  1-BR Units  $405-$522  $5,600,000   $3,672,784
L.P.             Village       (Dallas                                  168 2-BR Units  $490-$587  Bonds (9)
                               County),                                 40  3-BR Units  $575-$670
                 19 buildings  Texas
                 (3)
---------------- ------------- ----------- ------------- -------------- --------------- ---------- ------------ ------------
Head Circle,     Head Circle   Ruleville   July 2006     $2,010,377     12 1-BR Units   $475       $1,040,119   $618,070
L.P.                           (Sunflower                               16 2-BR Units   $500       USDA RD
                 11 buildings  County),                                 10 3-BR Units   $515       (10)
                 (3)           Mississippi
                                                                                                   $455,271
                                                                                                   USDA RD
                                                                                                   (11)
---------------- ------------- ----------- ------------- -------------- --------------- ---------- ------------ ------------
Pleasant         Pleasant      Dallas      July 2007     $9,934,065     40  1-BR Units  $515-$532  $6,000,000   $3,775,450
Village L.P.     Village       (Dallas                                  120 2-BR Units  $575-$624  Bonds (12)
                               County),                                 40  3-BR Units  $660-$758
                 12 buildings  Texas
                 (3)
---------------- ------------- ----------- ------------- -------------- --------------- ---------- ------------ ------------
Wiedemann        Wiedemann     Wilsonville September     $4,223,602     34 1-BR Units   $540       $2,740,000   $560,467
Park             Park          (Clackamas  2000                         24 2-BR Units   $645       US Bank
Apartments       Apartments    County),                                                            (14)
L.P. (2)                       Oregon
                 1 building                                                                        $350,000
                 (13)                                                                              CCCDD (15)

---------------- ------------- ----------- ------------- -------------- --------------- ---------- ------------ ------------

1. Low income housing tax credits are available over a 10-year period. In its first year of ownership of a local limited partnership, Series 13 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 13 was a limited partner of the local limited partnership, and during which the apartment complex was completed and in service. See the discussion under "The Low Income Housing Tax Credit
     - Utilization of the Low Income Housing Tax Credit" in the prospectus.

2. Each of these two local limited partnerships have been in operation for more than five years. Series 13 initially is expected to acquire its interest therein from the existing limited partner pursuant to an assignment and assumption agreement, pending completion of WNC's due diligence. If the due diligence is not favorably concluded, the local limited partnership interests would be transferred back to the assignor.

3.   Rehabilitation property.

                                       2

4. The Young Men's Christian Association ("YMCA") has provided a mortgage loan for a term of 16 years at a fixed interest rate of 6.00%. Principal and interest are payable monthly based on a 16-year amortization schedule. As of November 30, 2005, the audited financial statements reported an outstanding principal balance of $1,051,755.

5. YMCA has provided a mortgage loan for a term of 15 years at a fixed interest rate of 6.00%. Principal and interest are payable from available cash flow. As of November 30, 2005, the audited financial statements reported an outstanding principal balance of $2,199,272. Outstanding principal and interest will be due upon maturity of the loan.

6. YMCA has provided a mortgage loan for a term of 20 years at a fixed interest rate of 6.00%. Principal and interest are payable monthly based on a 20-year amortization schedule. As of November 30, 2005, the audited financial statements reported an outstanding principal balance of $413,353.

7. U.S. Department of Agriculture, Rural Development will provide the first mortgage loan for a term of 25 years at an annual interest rate of 10.75% per annum prior to reduction of the interest rate by a mortgage interest subsidy to an annual rate of 1%. Principal and interest will be payable monthly based on a 50-year amortization schedule. Outstanding principal and interest will be due upon maturity of the loan.

8. Texas Department of Housing and Community Affairs will provide the second mortgage loan for a term of 30 years at a market rate of interest prior to reduction of the interest rate by a mortgage interest subsidy to an annual rate of 1%. Principal and interest will be payable monthly based on a 30-year amortization schedule.

9. Bond financing will be provided for a term of 35 years at an annual interest rate of 6.4% per annum. Principal and interest will be payable monthly based on a 35-year amortization schedule.

10. U.S. Department of Agriculture, Rural Development will provide the first mortgage loan for a term of 30 years at an annual interest rate of 11.875% per annum prior to reduction of the interest rate by a mortgage interest subsidy to an annual rate of 1%. Principal and interest will be payable monthly based on a 30-year amortization schedule.

11. U.S. Department of Agriculture, Rural Development will provide the second mortgage loan for a term of 30 years at an annual interest rate of 5.75% per annum prior to reduction of the interest rate by a mortgage interest subsidy to an annual rate of 1%. Principal and interest will be payable monthly based on a 30-year amortization schedule.

12. Bond financing will be provided for a term of 30 years at an annual interest rate of 5.75% per annum. Principal and interest will be payable monthly based on a 30-year amortization schedule.

13.  Seniors' property.

14. US Bank has provided a first mortgage loan for a term of 15 years at a fixed interest rate of 5.03%. Principal and interest are payable monthly based on a 15-year amortization schedule. As of November 30, 2005, the audited financial statements reported an outstanding principal balance of $2,520,892.

15. Clackamas County Community Development Division has provided a second mortgage loan for a term of 40 years at no interest. Principal and interest are payable from available cash flow. As of November 30,, 2005, the audited financial statements reported an outstanding principal balance of $350,000. Outstanding principal and interest will be due upon maturity of the loan.

909 4th YMCA L.P. (Seattle): Seattle is in Kings County, Washington. Seattle is a major metropolitan area of the Pacific northwest. The population of the Seattle market area is approximately 2,234,000. The major employers for Kings County residents are Boeing (aircraft), Microsoft (technology), Nordstrom (retail) and Starbucks (food and beverage).

FDI - Country Square, Ltd. (Lone Star): Lone Star is in Morris County, Texas on U.S. Highway 259, approximately 23 miles north of Longview. The population of Lone Star is approximately 1,600. The major employers for Lone Star residents are Good Shepard Medical Center (medical services), Eastman Chemical (chemical), and LeTourneau, Inc. (heavy equipment).

FDI - Park Place (Bellville): Bellville is in Austin County, Texas, 13 miles north of Interstate Highway 10, 18 miles south of U.S. Highway 290, and approximately 60 miles west of Houston. The population of the Bellville market area is approximately 3,800. The major employers for Austin County residents are Acme Brick Company, Austin County and Lear Siegler Services Inc. (management and technical services).

Grove Village L.P. and Pleasant Village L.P. (Dallas): Dallas is in Dallas County, Texas. The population of the Dallas market area is approximately 1,188,000. The major employers for Dallas residents are Lockheed Martin (manufacturing), Texas Instruments (manufacturing), AMR Corporation (transportation), and the Dallas Independent School District (education).

Head Circle, L.P. (Ruleville): Ruleville is in Sunflower County, Mississippi on U.S. Highway 49W, approximately 90 miles northwest of Jackson. The population of the Ruleville market area is approximately 3,200. The major employers for Sunflower County residents are Precision Delta (ammunition manufacturing), Eastern Bag Connection (bulk bag recycling), Ruleville Manufacturing (men's clothing), and North Sunflower Medical Center.

Wiedemann Park Apartments L.P. (Wilsonville): Wilsonville is in Clackamas County, Oregon on Interstate Highway 5, approximately 20 miles south of Portland. The population of the Wilsonville market area is approximately 16,000. The major employers for Wilsonville residents are Xerox (technology), Mentor Graphics (technology), Precision Interconnect (electronics), and Hollywood Management Company (home entertainment).

---------------- ------------- -------------- ----------------- ---------------------- --------------------- ------------
Local Limited    Local         Property       Local General     Sharing Ratios: Cash   Sharing Ratios:       Series 13's
Partnership      General       Manager (1)    Partner Fees (2)  Flow (3)               Allocations (4)       Capital
                 Partners                                                              and Sale or           Contribution
                                                                                       Refinancing           (6)
                                                                                       Proceeds (5)
---------------- ------------- -------------- ----------------- ---------------------- --------------------- ------------
909 4th          The Young     The Young      $0 (8)            First, according to    According to the      $530,861(9)
YMCA L.P.        Men's         Men's                            the positive capital   positive capital
                 Christian     Christian                        account balances;      account balances
                 Association   Association                      Second, based upon
                 of Greater    of Greater                       any current or
                 Seattle       Seattle                          future taxes; Third,
                 (7)           (7)                              99.99% to Series 13
                                                                and .01% to LGP
---------------- ------------- -------------- ----------------- ---------------------- --------------------- ------------
FDI -            Fieser        FDI Property   $172,195          Series 13: $2,000      99.98/.01/.01         $608,542
Country          Holdings,     Management                                              29.99/.01/70
Square           Inc. (10)     Services,                        LGP: 70%
                               Inc. (11)
                                                                The balance: 29.99%
                                                                to Series 13, .01%
                                                                to SLP and 70% to LGP
---------------- ------------- -------------- ----------------- ---------------------- --------------------- ------------
FDI - Park       Fieser        FDI Property   $263,501          Series 13: $3,000      99.98/.01/.01         $296,438
Place            Holdings,     Management                                              29.99/.01/70
                 Inc. (10)     Services,                        LGP: 70%
                               Inc. (11)
                                                                The balance: 29.99%
                                                                to Series 13, .01%
                                                                to SLP and 70% to LGP
---------------- ------------- -------------- ----------------- ---------------------- --------------------- ------------
Grove            Walker        Guardian       $1,154,758        Series 13: $7,500      99.98/.01/.01         $2,827,761
Village, L.P.    Guardian, LLC Management LLC                   plus 10% of balance    9.99/.01/90
                 (12)          (13)
                                                                LGP: balance
---------------- ------------- -------------- ----------------- ---------------------- --------------------- ------------
Head Circle,     SEMC, Inc.    Southeastern   $124,000          Series 13: 15%         99.98/.01/.01         $463,506
L.P.             (14)          Management,                                             19.99/.01/80
                               LLC (14)                         LGP: 80%

                                                                The balance 29.99%
                                                                to Series 13, .01%
                                                                to SLP and 70% to LGP
---------------- ------------- -------------- ----------------- ---------------------- --------------------- ------------
Pleasant         Walker        Guardian       $1,193,418        Series 13: $7,500      99.98/.01/.01         $2,906,806
Village, L.P.    Guardian,     Management                       plus 10% of balance    9.99/.01/90
                 LLC           LLC
                 (12)          (13)                             LGP: balance
---------------- ------------- -------------- ----------------- ---------------------- --------------------- ------------
Wiedemann        ALI, L.L.C.   Cascade        $0 (8)            First, according to    According to the      $414,746(9)
Park                           Management,                      the positive capital   positive capital
Apartments       SAH           Inc.                             account balances;      account  balances
Limited          Wiedemann     (16)                             Second, 99% to
Partnership      Park Limited,                                  Series 13 and 1% to
                 Inc.                                           LGP

                 Wiedemann
                 Development
                 Partners
                 Limited
                 Partnership
                 (15)
---------------- ------------- -------------- ----------------- ---------------------- --------------------- ------------

1. Each local limited partnership will employ either its local general partners or an affiliate of its local general partners, or a third party, as a property manager for leasing and management of the apartment complex. The fee payable generally is determined pursuant to market conditions.

2. Each local limited partnership will pay its local general partners or an affiliate of its local general partners fees for various services, including organization, development, land acquisition, syndication, incentive management and the like.

3. Reflects the plan of distributions for the net cash flow from operations, if any, of each local limited partnership for each year of operations. Net cash flow generally is equal to the excess of revenues over expenses, including the property manager's fee and any deferred amount thereof.

4. Subject to certain special allocations, reflects the respective percentage interests in profits, losses and low income housing tax credits of (i) Series 13, (ii) WNC Housing, L.P., the special limited partner ("SLP"), and (iii) the local general partners ("LGP").

                                       5

5. Reflects the percentage interests in any net cash proceeds from sale or refinancing of the apartment complex of (i) Series 13, (ii) the special limited partner, and (iii) the local general partners. Net cash proceeds from sale or refinancing of the apartment complex is equal to the sale proceeds less payment of the mortgage loan and other local limited partnership obligations.

6. Series 13 normally will make its capital contributions to a local limited partnership in stages, with each contribution due when certain conditions regarding construction or operations of the apartment complex have been fulfilled. In the case of a completed apartment complex, Series 13 may pay its capital contributions in full at the time of its acquisition of the local limited partnership. Series 13 expects to negotiate adjuster provisions providing for a reduction in the capital contributions in the event the tax credits are less than originally anticipated. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the prospectus.

7. The Young Men's Christian Association of Greater Seattle ("YMCA") is a public benefit non-profit organization formed in 1877. This is the organization's sole development, and sole property under management. The published financial statements of YMCA for the 2005 fiscal year reflect net assets in excess of $82,000,000.

8. Front-end fees to the local general partner, if any, were paid in connection with the original syndication of the local limited partnership.

9. Although denominated as a capital contribution, this is the amount Series 13 would pay to acquire the local limited partnership interest from the seller.

10. James W. Fieser, age 62, has been involved in the acquisition, financing and construction of approximately 66 affordable housing developments, consisting of approximately 4,800 units. Mr. Fieser will be the guarantor of the development, and is the owner and president of Fieser Holdings, Inc., a Texas corporation which was formed in 2003. Mr. Fieser has represented to Series 13 that, as of December 20, 2005, he had a net worth before provision for income taxes in excess of $4,661,000, a substantial portion of which is represented by illiquid assets.

11. FDI Property Management Services, Inc. was formed in December 2004 and manages more than 450 affordable multi-family and tax credit units. The president is James W. Fieser.

12. Walker Guardian, LLC is a Texas limited liability company formed in 2004. Its first two developments are Grove Village and Pleasant Village. Rob Walker and Tom Brenneke are the guarantors. Mr. Brenneke, age 41, has represented to Series 13 that, as of December 31, 2005, he had a net worth before provision for income taxes in excess of $15,000,000, a substantial portion of which is represented by illiquid assets. Mr.Walker, age 39, has not yet provided financial information to Series 13.

13. Guardian Management LLC is an Oregon limited liability company formed in 2001. Its president is Tom Brenneke. Guardian Management LLC and its corporate predecessors have been involved in property management for 35 years. Guardian Management, LLC manages 173 multifamily properties consisting of 12,012 units, 3,610 of which are affordable housing units and 780 of which are tax credit units.

14. SEMC, Inc. is a Mississippi corporation formed in 1997. Its president is Vikki Barrett. Southeastern Management Co., Inc. is a Mississippi corporation formed in 1996. SEMC, Inc. has developed, and Southeastern Management Co., Inc. manages, 23 multifamily properties consisting of 840 units. The guarantor of the property is Wanza Little, who owns 25% of SEMC, Inc. and 100% of the property manager. Ms. Little, age 66, has represented to Series 13 that, as of October 26, 2005, she had a net worth in excess of $2,900,000, a substantial portion of which is represented by illiquid assets.

15. Information in the table and this footnote is derived from the Oregon Secretary of State's web site. SAH Wiedemann Park Limited, Inc. and Wiedemann Development Partners Limited Partnership were formed in 1988. ALI, L.L.C. is reflected as having been dissolved. The guarantors for the local limited partnership have not been determined as yet. No financial information is yet available for the local general partners.

                                       6

16. Cascade Management, Inc. was formed in 1990 as a continuation of a former property management company, Tom Walsh & Company. Its current president is David Bachman. David Bachman has been involved in property management for more than 13 years. Cascade Management, Inc. manages 134 multifamily properties which include 4,855 affordable housing units and 1,099 tax credit units.




































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